IN THE MATTER OF

FILE NO. 70-8411

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Ventures, Inc. 10435 Downsville Pike Hagerstown, MD 21740

_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson                                      Anthony Wilson
Vice President and General Counsel                Senior Counsel
Allegheny Energy, Inc.                                      Allegheny Energy Service Corporation
10435 Downsville Pike                                      10435 Downsville Pike
Hagerstown, MD 21740                                   Hagerstown, MD 21740

Allegheny Energy, Inc. (Allegheny Energy) is undertaking a comprehensive review of its financial statements in conjunction with the audit of 2002 financial results. Accordingly, as previously announced, Allegheny Energy, Inc.'s and its subsidiaries financial statements for the fiscal year ended December 31, 2002 are not yet available. Allegheny commits to file the financial information required by this report within as soon as practicable following the filing of the Annual Report on Form 10-K for the year ended December 31, 2002.

This certificate is filed pursuant to Rule 24, incorporating information for the quarter ended September 30, 2002 and the quarter ended December 31, 2002.

Through December 31, 2002, Allegheny Energy (Allegheny Energy) made capital contributions to Allegheny Ventures, Inc. (Allegheny Ventures) and its subsidiaries totaling $ [not available], resulting in $ [not available] of activity for the six month period ending December 31, 2002.

During the six months ended December 31, 2002, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny Energy's core business. Activities performed by Allegheny Ventures during the six months ended December 31, 2002, included, but were not limited to the following investments. Other specific activities performed by Allegheny Ventures during this time period of 2002 are shown below.

I.   Description of Activities

A.     Consulting and Engineering Services

Allegheny Ventures through its subsidiaries provided engineering, consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

B.     Energy Management Services:

APS Cogenex

Allegheny Ventures and EUA-Cogenex continue to provide energy management services under the terms of their joint venture agreement for APS Cogenex. Activities related to the joint venture and the development of energy management activities have been limited to a selected focus area. There have been no efforts to expand the joint venture activities to new customers. It is anticipated that the potential for additional development projects at the selected location are limited at this time. Investments activity for the six months ended December 31, 2002 was $ [not available].

Fellon-McCord Associates, Inc. / Alliance Energy Services Partnership

On January 2, 2003, Allegheny Energy, Inc., parent company of Allegheny Ventures, announced that it had sold Fellon-McCord & Associates, Inc. its natural gas and electricity consulting and management services firm, and Alliance Energy Services, LLC (formerly Alliance Energy Services Partnership), a provider of natural gas supply and transportation services, to Constellation Energy Group.

C.     Electric Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs)

Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P. (LAEEF), a limited partnership formed to invest in and develop electric energy opportunities in Latin America. During the second quarter of 2002, Allegheny Ventures recorded a reserve of [not available] for the probable impairment of the LAEEF investment. The impairment of the asset is due to the severe economic conditions in Latin America. Investment activity for the six months ended December 31, 2002 was $ [not available].

Allegheny Ventures had no new investments in Fondelec GP, LP in the third quarter of 2002. The net investment by Allegheny Ventures at December 31, 2002 was $[not available].

D.     Real Estate Activities

Allegheny Ventures is engaged in various land management activities related to unused real property owned by its affiliates, including investigation of a joint venture with a real estate developer to develop and market a portion of these properties.

Allegheny Ventures' application - declaration filed with the SEC in the fourth quarter of 2001, seeking authorization to transfer certain non-utility property identified as Friendship Technology Park, was withdrawn in October 2002.

On December 13, 2002, Allegheny Energy announced that site preparation work had begun at Friendship Technology Park. Allegheny Energy and Mountainside Teleport Corporation had an agreement in principle for the potential development in Friendship Technology Park. Mountainside Teleport Corporation, a wholly owned subsidiary of Intelsat Global Service Corporation in Washington, D.C., plans to install state-of-the-art telecommunications business. As of December 31, 2002 the sale had not closed.

On January 21, 2003, Allegheny Energy, Inc. announced the completion of the sale of 55 acres of land at its Friendship Technology Park to Mountainside Teleport Corporation. Construction is in progress and is expected to be complete in Spring 2003.

E.     Development Activities

Allegheny Energy Solutions, Inc. (Allegheny Energy Solutions), specializes in designing and providing comprehensive on-site power alternatives. During the six months ended December 31, 2002, Allegheny Energy Solutions received $ [not available] in additional capital contributions from the parent.

As of June 30, 2002, the Allegheny Ventures/ Leasing Technologies, Inc. (LTI) filing before the SEC had not been withdrawn pending resolution of related potential litigation. Allegheny Ventures recorded an impairment reserve in the second quarter ended June 30, 2002, of [not available]. Allegheny Ventures does not anticipate receiving any preferred stock dividends due to the bank covenants that prevent such payments based on cancellation of its purchase agreement to acquire LTI. In addition to the dividend clause, LTI continues to have financial difficulty due to poor economic conditions. Allegheny Ventures concluded that it is probable that the investment is impaired.

Allegheny Ventures had previously invested [not available] in Utility Associates, Inc. as a direct result of a funding request viewed as software development cost. Utility Associates, Inc. has virtually no customer base and is therefore deemed probable that the investment is impaired. A reserve was recorded in the second quarter of 2002 for the amount of the investment.

F.     Communications

Allegheny Ventures, through Allegheny Communications Connect (ACC), provides state-of-the-art communications services for residential and business use. During the six months ended December 31, 2002, Allegheny Energy made capital contributions of $ [not available] million for ongoing operating expenses. As of December 31, 2002, Allegheny Energy had invested a total of $ [not available] million.

II.   Guarantees or Assumption of Liabilities

Guarantees or assumption of liabilities by Allegheny Energy on behalf of Allegheny Ventures or its subsidiaries:

                     List any actual amounts placed during the six months ended December 31, 2002:

                            Alliance Energy Services Partnership               [not available].

III.   Services Provided by Allegheny Ventures to Associate Companies:

Except as stated above, Allegheny Ventures did not provide any services to associate companies during the third quarter of 2002.

IV.   Factoring Activities:

Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable during the third quarter of 2002.

                                                                            ALLEGHENY ENERGY, INC.
                                                                            ALLEGHENY VENTURES, INC.

                                                                            By: /s/ THOMAS K. HENDERSON

                                                                            Thomas K. Henderson

Dated: March 31, 2003

ALLEGHENY VENTURES, INC.
Consolidated Statement of Operations

	Unaudited	Unaudited
	Three Months Ended	Twelve Months Ended
	December 31,	December 31,
(In thousands)	2002	2002

Operating revenues:	$ ,

Cost of revenues:
Natural gas purchases
Other
Cost of revenues
Net revenues

Other operating expenses:
Operation expense
Workforce reduction costs
Depreciation and amortization
Taxes other than income taxes
Total other operating expenses
Operating income

Other income and expenses

Interest charges
Consolidated loss before income taxes and
minority interest

Federal and state income tax benefit
Minority interest

Consolidated net loss	$	$

ALLEGHENY VENTURES, INC.
Consolidated Balance Sheet

(In thousands)

December 31
2002

ASSETS:
Current Assets:
Cash and temporary cash investments	$
Accounts receivable:
Electric service
Other
Allowance for uncollectible accounts
Materials and supplies - at average cost:
Operating and construction
Fuel
Deferred income taxes
Natural gas retail contracts
Income taxes receivable
Prepaid taxes
Other

Property, pant, and equipment:
At original cost
Accumulated depreciation

Investments and other assets:
Excess of cost over net assets acquired
Nonutility investments
Intangible assets

Deferred charges:
Natural gas retail contracts
Deferred income taxes
Other

Total assets	$

ALLEGHENY VENTURES, INC.
Consolidated Balance Sheet (Cont'd)

December 31,
(In thousands)	2002

Stockholders' equity & liabilities:
Current Liabilities:
Accounts payable	$
Accounts payable affiliates, net
Notes payable, affiliates
Deferred income taxes
Taxes accrued:
Federal and state taxes
Other
Natural gas retail contracts
Interest accrued
Payroll accrued
Other

Long-term debt

Deferred Credits:
Natural gas retail contracts
Deferred income taxes
Other

Minority interest

Stockholders' equity:
Common stock
Other paid in capital
Retained earnings
Other comprehensive income

Total stockholders' equity and liabilities	$